CONTACT:    Corporate Communications
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                  DELTA COMPLETES ACQUISITION OF ASA HOLDINGS


         ATLANTA, GA, May 11, 1999 - Delta Air Lines announced that it has today completed its acquisition of ASA Holdings, Inc. ASA Holdings owns all of the outstanding shares of Atlantic Southeast Airlines, Inc. (ASA), a Delta Connection carrier.

         As a result of the completion of the acquisition, ASA Holdings is now a wholly owned subsidiary of Delta and each outstanding share of ASA Holdings common stock was converted into the right to receive $34.00 per share in cash, without interest thereon.

         Delta also stated that instructions will be mailed shortly to former ASA Holdings shareholders with respect to the procedures to follow to receive payment for their shares.

         Delta, named Airline of the Year by Air Transport World magazine, is the world's most flown carrier. More than 105 million passengers traveled on Delta in 1998. Delta, Delta Express, the Delta Shuttle, the Delta Connection carriers and Delta's Worldwide Partners operate 5,256 flights each day to 350 cities in 58 countries.

         ASA is Atlanta's largest regional air carrier with service to 37 markets, and offers service to 21 airports from its second hub at Dallas/Fort Worth, Texas. ASA, which was founded in 1979, has operated as a Delta Connection carrier since 1984.

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                                                                      ASACOMPL